UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CoConnect, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19188W 301

(CUSIP Number)

Bennett J. Yankowitz

468 N. Camden Dr., Suite 350

Beverly Hills, CA 90210

(424) 256-8560

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19188W 301	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bennett J. Yankowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)

PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

934,334
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

934,334
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

934,334
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.1%
14.	TYPE OF REPORTING PERSON (see instructions)

IN

CUSIP No. 19188W 301	13D	Page 3 of 4 Pages

Items 5, 6 and 7 of the Reporting Person’s Schedule 13D, filed with the Commission on May 12, 2014 (the “Original Filing”), are amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person beneficially owned 934,334 Shares, constituting 18.1% of the outstanding Shares. The percentage of Shares beneficially owned owned is based upon 5,159,428 Shares outstanding as of November 20, 2015, based on the Issuer’s records.

On May 1, 2014, the Reporting Person purchased 461,000 Shares for an aggregate purchase price of $42,000 ($0.09 per Share). Such Shares were purchased from PacificWave Partners Limited, a Gibraltar company (“PWP”) pursuant to a Stock Purchase Agreement between the Reporting Person and PWP dated December 20, 2014 (the Agreement”). The purchase price was evidenced by a promissory note due May 1, 2019 made by the Reporting Person to the order of PWP, bearing interest at 3% per annum (the “Note”) and secured by the purchased Shares. The Reporting Person has the right to repay the Note in whole or in part at any time without premium or penalty. The Reporting Person intends to use his own funds to pay the principal of and all accrued interest on the Note.

On November 20, 2015, the Reporting Person was granted by the Issuer’s board of directors options to purchase 473,334 Shares at an exercise price of $0.15 per Share. The options expire on November 20, 2020 and are all vested.

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares (including Shares issuable upon exercise of the options) referred to in Item 5(a); provided that in the event the Reporting Person should default under the Note and PWP were to foreclose on its security interest, it would thereby acquire ownership of such Shares and the sole right to vote them.

(c) See paragraph (a).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Note and pledge transaction described in Item 1 to the Original Filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

A.	Stock Purchase Agreement, dated as of December 20, 2013, between PacificWave Partners Limited and Bennett J. Yankowitz, including as exhibits thereto forms of Secured Promissory Note and Pledge Agreement.—incorporated by reference to Exhibit A to the Reporting Person’s Schedule 13D filed with the Commission on May 12, 2014.

B.	10.3 Stock Option Agreement, dated as of November 20, 2015, between Bennett Yankowitz and the Company. .—incorporated by reference to Exhibit 10.3 to the Reporting Person’s Form 8-K filed with the Commission on November __, 2015.

CUSIP No. 19188W 301	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz